[redacted]

11016088

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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SEC Mail Processing Section
FEB 25 2011
Washington, DC
110

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 36654 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BRILL SECURITIES INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 WEST 57TH STREET - 16TH FLOOR
(No. and Street)

| NEW YORK | NEW YORK | 10019 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT B. BROWN — 212-957-5700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GLASSER & HAIMS, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

| 99 WEST HAWTHORNE AVENUE, | VALLEY STREAM, | N.Y. | 11580 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, ROBERT B. BROWN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRILL SECURITIES, INC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

NICHOLAS B. BROWN
NOTARY PUBLIC, STATE OF NEW YORK
COUNTY OF NEW YORK
REGISTRATION NO. 315067022
EXPIRES 3/17/2011

Robert B Brown
Signature

CEO
Title

Nicholas B. Brown
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

# FINANCIAL STATEMENTS

OF

BRILL SECURITIES, INC.

DECEMBER 31, 2010

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

(516) 568-2700

February 22, 2011

Securities Investor Protection Corporation
805 Fifteenth Street, N.W., Suite 800
Washington, D.C. 20005-2215

Gentlemen:

We have reviewed the SIPC-7 report rendered to you by Brill Securities, Inc. covering the year ended December 31, 2010.

In connection therewith, we have followed the undernoted measures:

1. - Compared the payment made to Securities, with the respective cash disbursement record entries. The payments were as follows:

| PERIOD ENDED | DATE PAID | AMOUNT OF PAYMENT |
|---|---|---|
| June 30, 2010 | 7/29/10 | 10,096 |
| December 31, 2010 | 2/08/11 | 9,753 |
| | | $19,849 |

2. - Compared amount reported for the above periods with Form X17a-5.

3. - Checked the arithmetical accuracy of calculations reflected in the forms and supporting working papers.

4. - Determined that the computation as computed by the Company on Form SIPC-7 as filed was correct.

The above procedures do not constitute an audit of the underlying data used to compile the accompanying schedule and we are therefore unable to express an opinion thereon.

Securities Investor Protection Corporation

February 22, 2011

However, nothing came to our attention as a result of the foregoing procedures that caused us to believe that the amounts shown on Form SIPC-7 were not compiled in all material respects by use of procedures and accounting principles substantially consistent with the form's related instructions.

Respectfully submitted,

Glasser & Haims CPA P.C

GLASSER & HAIMS, P.C.
Certified Public Accountants

--o0o--

# FINANCIAL STATEMENTS

OF

BRILL SECURITIES, INC.

DECEMBER 31, 2010

--o0o--

GLASSER & HAIMS, PC
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREM, N.Y. 11580

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

(516) 568-2700

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT FIRM

Brill Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Brill Securities, Inc. as of December 31, 2010 and the related statements of income, expenses, and retained earnings, statement of changes in ownership equity and the stastement of cash flows for the tear then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Brill Securities, Inc. as of December 31, 2010, and the results of its operations, stockholder equity and cash flows for the year then ended in conformity with generally accepted auditing principles.

Very truly your

Glasser & Haims CPA, P.C.
GLASSER & HAIMS, C.P.A. P.C.

Valley Stream N.Y.
February 22, 2011

BRILL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

| | | | |
|---|---|---|---|
| 1. | Cash in bank | | $118,509 |
| 2. | Receivables from brokers or dealers | | |
| | A. Clearance accounts | $341,015 | |
| | B. Other | 200,248 | 541,263 |
| 4. | Securities owned at market value | | |
| | B. Options | 350 | |
| | D. Other securities | 127,124 | 127,474 |
| 10. | Furniture and equipment (net) | | 54,258 |
| 11. | Other assets | | |
| | Security deposit | 114,078 | |
| | Advances receivable | 130,017 | |
| | Prepaid Expenses | 97,928 | |
| | Other | 719 | 342,742 |
| 12. | TOTAL ASSETS | | $1,184,246 |

LIABILITIES AND OWNERSHIP EQUITY

| | | |
|---|---|---|
| 17. | Account payable, accrues liabilities, expenses, and other | $390,884 |
| 20. | TOTAL LIABILITIES | $390,884 |
| 24. | TOTAL OWNERSHIP EQUITY | $793,362 |
| 25. | TOTAL LIABILITIES AND OWNERSHIP EQUITY | $1,184,246 |

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

BRILL SECURITIES, INC.
STATEMENT OF INCOME, EXPENSES AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2010

| | | | |
|---|---|---|---|
| | REVENUE | | |
| 1. | Commissions | $5,563,802 | |
| 2. | Gain from trading accounts | 1,085,911 | |
| 8. | Other revenue | | |
| | Private placement fees | 344,597 | |
| | Other revenue | 952,270 | |
| 9. | Total revenue | | $7,946,580 |
| | EXPENSES | | |
| 10. | Stockholders, officers salaries and employment costs | $878,732 | |
| 11. | Other employment costs | 5,309,166 | |
| 14. | Regulatory fees | 57,863 | |
| 15. | Other expenses | 1,792,926 | |
| 16. | Total expenses | | $8,038,687 |
| | Net Loss | | (92,107) |
| | Retained earnings - January 1, 2010 | | 508,336 |
| | Retained earnings - December 31, 2010 | | $416,229 |

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

# BRILL SECURITIES, INC.
## STATEMENT OF CHANGES IN OWNERSHIP EQUITY FOR THE PERIOD JANUARY 1, 2010 TO DECEMBER 31, 2010

| | |
|---|---|
| Balance - January 1, 2010 | $885,469 |
| Net Loss for the year | (92,107) |
| Balance - December 31, 2010 | $793,362 |

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

BRILL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010
INCREASE (DECREASE) IN CASH POSITIONS

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net loss | | ($92,107) |
| Non-cash items included in net gain | | |
| Depreciation and amortization | | 1,500 |
| (Increase) decrease in operating assets: | | |
| Receivables from brokers or dealers | ($26,611) | |
| Securities owned | 35,768 | |
| Other assets | (98,070) | (88,913) |
| Increase (decrease) in operating liabilities | | |
| Accounts payable, accrued liabilities, expenses and other | | 99,481 |
| Cash used by operating activities | | (80,039) |
| Cash - January 1, 2010 | | 198,548 |
| Cash - December 31, 2010 | | $118,509 |

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

BRILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

## NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Security transactions and the recognition of the related income and expenses are recorded on a settlement date basis, which is generally three business days after trade date for securities transactions and one day after trade date for option transactions. At December 31, 2010 adjustments were made to record all trading account profit and losses to the last trade date.

Securities in trading accounts are carried at market value.

The corporation depreciates fixed assets under the income tax method. Depreciation on assets acquired subsequent to 1986, after the write-off allowed under I.R.C. Section 179, is under the straight line method over 7 years. Leasehold improvements are amortized over 39 years.

## NOTE 2 – STOCKHOLDER'S EQUITY – CAPITAL STOCK

Authorized:
150,000 shs. – common – par value .10
100,000 shs. – preferred – par value .10

| | |
|---|---|
| Issued: | |
| 11,472 shs. – common | $ 1,147.20 |
| Amount paid in over par value | 375,985.38 |
| RETAINED EARNING | |
| Balance – December 31, 2010 | 416,228.95 |
| | $793,361.53 |

## NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Corporation's operations are conducted in leased premises.

The lease at 152 West 57th Street expires April 30, 2017. The rent, exclusive of escalation, for the year ended December 31, 2011 is $233,932 and $1,338,277 for the balance of the lease.

In addition to the premises at 152 West 57th Street, the Corporation operates from seven branch offices, six of these branch offices are maintained by account executives who operates in each such office. The Corporation maintains it has no liability for any rent for these offices. One of the Boston, Ma. offices is operated under a lease expiring March 31, 2012.

We have been informed by counsel that the Company and its stockholders are being sued by individuals for themselves and others similarly situated for alleged violations of New York Labor Law. The complaint seeks an unstated amount of damages on behalf of all Brill Securities, Inc. employees who were employed at Brill as brokers within six years of filing of this complaint on November 29, 2010. Brill feels the case is without merit and has filed a motion to dismiss.

NOTE 4: - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the firm is subject to Rule 15c3-1 of the Securities and Exchange Commission with specific uniform minimum net capital. The firm's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, as defined. At December 31, 2010 the firm's net capital ratio was 1.06 to 1 and its net capital exceeded requirements by $267,421.

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
BRILL SECURITIES
COMPUTATION OF NET CAPITAL
December 31, 2010

| | | | |
|---|---|---|---|
| 1. | Total ownership equity | | $793,362 |
| 6. | Decuctions | | |
| | A. Non-allowable assets | | |
| | Furniture and equipment | $54,258 | |
| | Other assets | 342,742 | 397,000 |
| 8. | Net capital before haircuts | | $396,362 |
| 9. | Haircuts | | |
| | C. Options | 350 | |
| | Securities | 19,037 | |
| | Money market funds | 4,005 | |
| | Undue concentration | 5,549 | 28,941 |
| 10. | Net capital | | $367,421 |

COMPUTATION OF BASIC NET CAPITAL

| | | |
|---|---|---|
| 11. | Minimum net capital - 6 2/3% of Line 19 | $26,072 |
| 12. | Basic net capital | $100,000 |
| 13. | Net capital requirement | $100,000 |
| 14. | Excess net capital | $267,421 |
| 15. | Excess net capital @ 1000% - (line 10 less 10% of line 19) | $247,421 |

COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| 16. | Total aggregate indebtedness | $390,884 |
| 19. | Total aggregate indebtedness | $390,884 |
| 20. | Percentage of aggregate indebtedness to net capital | 1.06% |

BRILL SECURITIES, INC.

DECEMBER 31, 2010

EXEMPTION PROVISION UNDER RULE 15C3-3

Exemption from Rule 15c3-3 is claimed under Section k(2) ii

COMPUTATION OF DIFFERENCE OF NET CAPITAL
BETWEEN
CORPORATION FOCUS AND AUDITED REPORT

| | |
|---|---|
| Net capital per corporation's focus | $369,812 |
| Adjustments | |
| Haircut adjustment | (2,391) |
| Net capital per audit report | $367,421 |

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

(516) 568-2700

February 22, 2011

BOARD OF DIRECTORS
BRILL SECURITIES, INC.

In planning and performing our audit of the financial statements of BRILL SECURITIES, INC. for the year ended December 31, 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 (k) (2) (b). We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that The Company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies which rely on Rule 17(a)-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Glasser & Haims CPA. P.C.

GLASSER & HAIMS, C.P.A. P.C.
Valley Stream, N.Y. 11580